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                        June 16, 2023

       Adam Mostafa
       Chief Financial Officer
       X4 Pharmaceuticals, Inc
       61 North Beacon Street, 4th Floor
       Boston, Massachusetts 02134

                                                        Re: X4 Pharmaceuticals,
Inc
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2023
                                                            File No. 333-272551

       Dear Adam Mostafa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences